ANNOUNCEMENTS

FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a – 16 or 15d – 16 of
The Securities Exchange Act of 1934

Announcements sent to the London Stock Exchange

National Grid plc, 1-3 Strand, London, WC2N 5EH, United Kingdom

Update — Routine announcements in the period from
1 April to 1 May 2015

1 May 2015

National Grid plc (National Grid)

Voting Rights and Capital Update

National Grid’s registered capital as at 30 April 2015 consisted of 3,891,691,900 ordinary shares, of which, 150,477,324 were held as treasury shares; leaving a balance of 3,741,214,576 shares with voting rights.

The figure of 3,741,214,576 may be used by shareholders as the denominator for the calculations by which they will determine if they are required to notify their interest in, or a change to their interest in, National Grid under the FCA Disclosure and Transparency Rules.

Contact: D Whincup, Company Secretarial Assistant, (0207 004 3209).

20 April 2015

National Grid plc (National Grid)

Notification of Major Interest in National Grid Ordinary Shares

National Grid has received a notification on Form TR-1 from The Capital Group Companies, Inc. that its total interest in National Grid voting ordinary shares was, at 16 April 2015, at 3.881%, a total of 145,094,617 shares (previously notified at 18 February 2015, at 4.981%, a total of 187,283,805 shares).

This notice is in compliance with National Grid’s obligations under the Disclosure and Transparency Rules.

David Whincup
Company Secretarial Assistant
0207 004 3209

National Grid plc (“NG”)

Wednesday 8 April 2015

Notification of Directors’ Interests

NG SHARE INCENTIVE PLAN (the “SIP”)

Under the SIP, operated through Ogier Corporate Services (UK) Ltd as Trustee, employees may acquire NG ordinary shares by regular monthly contributions. The current monthly purchase of 35,301 NG ordinary shares, on 7 April, under the scheme was confirmed by the Trustee today, at a price of 894.2 pence per share, on behalf of some 2,800 participants.

The following Executive Directors of NG are beneficiaries of the shares purchased on their behalf:

Director	Shares purchased in SIP
Steven Holliday	17 Ordinary Shares

Andrew Bonfield	17 Ordinary Shares

John Pettigrew	17 Ordinary Shares

The Directors total interests after these events are:

Director	Resulting total interest
Steven Holliday	2,376,977 Ordinary Shares

Andrew Bonfield	1,039,258 Ordinary Shares

John Pettigrew	477,722 Ordinary Shares

Contact: Robin Kerner, Assistant Secretary, Shareschemes (0207 004 3223).